UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2020

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017

(Full mailing address of principal executive offices)

212-401-6930

(Issuer’s telephone number, including area code)

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Compound Projects, LLC (the “Company”), Compound Asset Management, LLC (the “Manager”), each series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described under the heading “Risk Factors” included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Business

Compound Projects, LLC is a Delaware series limited liability company that has been formed to permit public investment in specific real estate properties, each of which will be owned by a separate series of the Company that we intend to establish.  Each series will hold the specific property that it acquires in a wholly-owned subsidiary which will be a Delaware limited liability company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.  We intend for each series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of interests of such series. However, our Manager may determine that not qualifying as a REIT is in the best interests of a series.

The Company’s core business is the identification, acquisition, marketing and management of individual real estate properties for the benefit of the investors. Each series is intended to own a single property. These properties may be referred to herein, collectively, as the “properties” or each, individually, as a “property.”

The interests represent an investment solely in a particular series and, thus, indirectly in the property owned by that series. The interests do not represent an investment in the Company or the Manager.  We do not anticipate that any series will own anything other than the single property associated with such series.  We currently anticipate that the operations of the Company, including the formation of additional series and the corresponding acquisition of additional properties, will benefit investors by allowing investors to build a diversified portfolio of investments.

Our Properties

To date, we have established four series of our membership interests, Series #Reach, Series #Flatiron, Series #Illume and Series #44 East, which have acquired or have agreed to acquire the following properties:

●	On January 21, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of Series #Reach, acquired unit #1805 at Reach Brickell City Centre, a residential condominium located at 68 SE 6th Street, Miami, Florida (the “Series #Reach Property”) for $445,000.
●	On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #3006 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000
●	On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000
●	On January 7, 2020, Compound 44 East, LLC, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750. This property has not yet been acquired as of the date of this filing.

Investment Objectives

Our investment objectives are:

●	to realize growth in the value of our investments;

●	to grow net cash from operations so more cash is available for distributions to investors; and
●	to preserve, protect and return your capital contribution.

 We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Manager

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s first amended and restated limited liability company agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is majority owned by OpenDeal Inc. dba Republic.

Investment Strategy

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in the major urban markets in the United States. We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager will have discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of the Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – The Manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.
●	Underwriting Discipline – The Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.
●	Risk Management – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.
●	Asset Management – Prior to the purchase of a property, the Manager will develop an asset business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the Manager. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. If any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;
●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;
●	auditable financial statements covering recent operations of properties having operating histories; and
●	title and liability insurance policies.

 We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for residential properties. Such standardized leases generally have terms of one year or less. All prospective residents for our residential properties will be required to submit a credit application.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The Manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in the Operating Agreement.

The Manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the Manager will utilize the Manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Manager will consider when evaluating prospective investment opportunities include:

●	macroeconomic conditions that may influence operating performance;
●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;
●	real estate and leasing market conditions affecting the real estate;
●	the cash flow in place and projected to be in place over the expected hold period of the real estate;
●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;
●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;
●	review of third-party reports, including appraisals, engineering and environmental reports;
●	physical inspections of the real estate and analysis of markets; and
●	the overall structure of the investment and rights in the transaction documentation.

  If a potential investment meets the Manager’s underwriting criteria, the Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The Manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our Investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The Manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The Manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The Manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the Manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

 Equity Capital Policies. Under the Operating Agreement, we have the authority to issue an unlimited number of additional Interests or other securities. After your purchase in The Offering, the Manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your Interests.

Disposition Policies & Investor Liquidity

We intend to hold and manage the Properties we acquire for a period of 3-5 years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property.. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions and whether the value of the property is anticipated to appreciate or decline substantially. The Manager may determine that it is in the best interests of shareholders to sell a Property earlier than 3 years or to hold a Property for more than 5 years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

As a result of a sale of a property, the Manager would distribute the proceeds of such sale to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt on the Property or of the Series at that time).

Operating Expenses

Each Series of the Company will be responsible for the following costs and expenses attributable to the activities of the Company related to such Series (we refer to these as “Operating Expenses”):

●	any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;
●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms C-AR, 1-K, 1-SA and 1-U;
●	any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member in connection with the Series Property;
●	any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;
●	any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;
●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;
●	the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;
●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;
●	the cost of the audit of the Company’s annual financial statements and the preparation of its tax returns and circulation of reports to Investors;
●	the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

●	any indemnification payments to be made pursuant to the requirements of the Operating Agreement;
●	the fees and expenses of the Company’s or a Series’ counsel in connection with advice directly relating to the Company’s or a Series’ legal affairs;
●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and
●	any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

 The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Property and cannot be covered by any Operating Expense reserves on the balance sheet of such Series Property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Property (which we refer to as “Operating Expenses Reimbursement Obligation(s))”, and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.

Conflicts of Interest

 Conflicts of interest may exist or could arise in the future with Republic Real Estate and its affiliates, including the Manager, our officers who are also officers of Republic Real Estate and/or the Manager. Conflicts may include, without limitation:

●	Each of our executive officers will also serve as an officer of other Republic Real Estate entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. Republic Real Estate is not required to make available any particular individual personnel to us.
●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with Republic Real Estate and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate or one of its affiliates, including the Manager, which we refer to collectively as the Republic Real Estate-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.
●	Republic Real Estate may in the future form or sponsor additional Republic Real Estate-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the Manager has determined to be suitable for us, that property will be allocated to us.

●	The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager’s liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager’s duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

 Employees

Neither the Company nor the Manager has any employees. All of the officers of the Company and the Manager are employees of Republic Real Estate.

Legal Proceedings

None of the Company, any Series, the Manager, or any executive officer of the Company or the Manager is presently subject to any material legal proceedings.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

DESCRIPTION OF SERIES #REACH

Summary Overview

Series #Reach was established to allow investors who acquire Series #Reach interests to own an interest in the Unit #1805 condominium in the Reach Brickell City Center, located at 68 SE 6th Street, Miami, Florida, the Series #Reach Property. On January 21, 2020, Series #Reach completed the acquisition of the Series #Reach Property.

Property Summary

Reach at Brickell City Centre is a 43-story residential condominium building located in the heart of the Brickell neighborhood of Miami. The building, designed by Arquitectonica, and completed in 2016, sits in the middle of the Brickell City Centre development project. Brickell City Centre includes two residential towers, two mid-rise office buildings, the East Miami hotel, as well as a world class indoor shopping center with 109 retail stores and restaurants including Saks Fifth Avenue, Chanel, Chopard, and Emporio Armani.

Property Name	Reach Brickell City Center
Address	68 SE 6th Street, Miami, Florida
Condominium Unit #	1805
Year Built	2016
Bedrooms	1
Baths	1.5
Square Footage	879
Building Amenities

●     Common deck with tropical gardens, outdoor fitness areas, children’s play area and barbecue grills

●     Heated lap and social pools

●     Library with private seating

●     State-of-the-art fitness center with individual fitness studios and machine room

●     Children’s playroom

●     Exclusive spa for residents’ use with dipping pools, showers and steam, treatment

●     Business center with meeting room

●     On-premise concierge

●     Assigned parking for all units in secured garage plus optional valet parking service

Neighborhood Overview

Brickell is the epicenter of Miami’s business district which has transformed into its own city over night. The neighborhood is full of luxury condominium towers and office buildings filled with Fortune 500 companies. Brickell City Centre, a $1+ billion mixed-use development project developed by Swire Properties, includes two residential towers (Reach and Rise), two office towers and a hotel (EAST Miami Hotel) all built atop a large indoor shopping center.

Brickell, also known as the Financial District of Miami, is home to a large number of international banks such as HSBC, Espirito Santo Bank, and Banco Santander. These Brickell Miami banks are predominantly located along Brickell Avenue – the main thoroughfare running through Brickell Miami and extending north to south from the Brickell Avenue Bridge to the Rickenbacker Causeway. Brickell Miami is considered to be one of South Florida’s most prestigious neighborhoods and is a perennial favorite place to live among affluent, young professionals.

Acquisition of the Series #Reach Property; Acquisition Loan

On January 21, 2020 (the “Property Closing Date”), Series #Reach completed the acquisition of the Series #Reach Property. To pay the $405,078 balance of the Series #Reach Property purchase price, including $4,578 in closing costs, Series #Reach borrowed funds from our Manager in the amount of $449,578 (the “Acquisition Loan”). We issued a promissory note to our Manager in the amount of $449,578, which amount included the deposits to the Seller of $44,500 that were made by our Manager and $405,078 that was required to complete the acquisition of the Series #Reach Property. The Acquisition Loan was fully paid off in July 2020.

Property Manager

The Manager is currently providing property management services to Series #Reach at no charge. The Manager may in the future appoint a property manager to manage the Series #Reach Property on a discretionary basis and will enter into a property management agreement with the property manager. Pursuant to the expected terms of a property management agreement, Series #Reach would pay the property manager an annual fee for managing the Series #Reach Property.

Property Operations and Hold Period

On April 6, 2020 we entered into a lease agreement for the Series #Reach Property for $2,750 per month, which is consistent with other one-bedroom rentals in the Brickell submarket. The lease commenced in May 2020. On November 4, 2020, we received a notice from the tenant that they were vacating the property. Rental payments have been made through November and as a termination penalty we will retain the last month’s rent and the security deposit that were funded at the commencement of the lease.

On December 8, 2020, we entered into a lease agreement for the Series #Reach Property for $2,750 per month, which is consistent with other one-bedroom rentals in the Brickell submarket. The lease commenced on December 15, 2020 and ends on December 14, 2021. The Manager anticipates that property operating expenses, which include real estate taxes, condominium association fees, property insurance and repairs and maintenance costs, will be in the range of $1,500-$1,700 per month. This estimate is based on the Manager’s due diligence calculations.

We intend to hold the Property for 3-5 years during which time, we will operate the Series #Reach Property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Interest Holders. The determination of when to sell the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Property earlier than 3 years or to hold a Property for more than 5 years.

DESCRIPTION OF SERIES #44 EAST

Summary Overview

Series #44 East has been established to allow investors who acquire Series #44 East interests to own an interest in Unit #2211 in the 44 East condominium development, located at 44 East Avenue, Austin, Texas (the “Series #44 East Property”). The Series #44 East Property will be acquired and owned by Compound 44 East, LLC (the “Series #44 East Property Subsidiary”), a Delaware limited liability company and a wholly owned subsidiary of Series #44 East.

Property Summary

44 East is a 49-story condominium project located in the Historic Rainey Street District of downtown Austin, Texas. The development, located on the edge of Lady Bird Lake, includes a spectacular mix of indoor and outdoor amenities. The project is being developed by Intracorp and is expected to be completed in Fall, 2021. We intend to operate this unit as a rental property following the completion of the acquisition.

Property Name	44 East
Address	44 East Avenue, Austin, Texas 78701
Unit #	2211
Year Built	2021
Bedrooms	1
Bathrooms	1
Square Footage	768
Building Amenities	● Views of Lady Bird Lake ● Glass Atrium Lobby ● Two Roof-decks ● Pool & lounge area ● BBQ Area

Neighborhood Overview

The Rainey Street Historic District is a neighborhood in downtown Austin of historic homes, many of the bungalow style, in downtown Austin, Texas. Rainey Street is lined with craftsman houses that are actually bars, string-light covered patios, food trucks, craft cocktails, and a constant stream of people looking to party.

Purchase & Sale Agreement

On January 7, 2020, the Series #44 East Property Subsidiary entered into a purchase and sale agreement to acquire the Series #44 East Property on behalf of Series #44 East for a purchase price of $570,750. Upon entering into the purchase and sale agreement, our Manager made a $10,000 deposit into an escrow account held by Heritage Title Company of Austin (the “Heritage Escrow Account”), Inc. On February 14, 2020, April 15, 2020 and May 14, 2020 the Manager made additional deposits of $18,537, $25,000, and $20,000, respectively into the Heritage Escrow Account. An additional deposit of $12,075 was required on June 15, 2020. In total, following the June 15, 2020 deposit, our Manager has made deposits totaling $85,612 (15% of the purchase price). In accordance with the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager at such time that the Series #44 East is sufficiently capitalized to complete the acquisition of the Series #44 East Property.

The closing under the Series #44 East Property purchase & sale agreement is expected to occur shortly after the completion of the Series #44 East Property development, which we estimate will be in the Fall of 2021 (the “Series #44 East Property Closing Date”).

Property Manager

Following the closing of the acquisition of the Series #44 East Property, the Manager may appoint a property manager to manage the Series #44 East Property on a discretionary basis and will enter into a property management agreement with the property manager. Pursuant to the expected terms of a property management agreement, Series #44 East would pay the property manager an annual fee for managing the Series #44 East Property.

Property Operations and Hold Period

Following the Series #44 East Property Closing Date, we intend to operate the property as a rental unit. The estimated rent for the Series #44 East Property is expected to be in the range of $3,000-3,500 per month. Operating expenses, which include real estate taxes, condominium association fees, property insurance and repairs and maintenance costs, are estimated to be in the range of $1,800-$2,000 per month. These estimates are based on the Manager’s due diligence. We intend to hold the Series #44 East Property for 3-5 years following our acquisition, during which time we will operate the Series #44 East Property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Series #44 East interest holders. The determination as to when the Series #44 East Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Series #44 East Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Series #44 East Property earlier than 3 years or to hold the Series #44 East Property for more than 5 years.

DESCRIPTION OF SERIES #FLATIRON

Series #Flatiron has been established to allow investors who acquire Series #Flatiron interests in this series offering to own an interest in Unit #302 in the Brickell Flatiron condominium, located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”). The Series #Flatiron Property is owned by Compound Flatiron 3006, LLC (the “Series #Flatiron Property Subsidiary”), a Delaware limited liability company and a wholly owned subsidiary of Series #Flatiron.

Property Summary

Brickell Flatiron is a 64-story luxury condominium tower located in the Brickell neighborhood of Miami, Florida. The project which was completed in 2020 was developed by Ugo Colombo and designed by Luis Revuelta. Following the completion of the acquisition Series #Flatiron Property, we have begun to operate our unit as a rental property.

Property Name	Brickell Flatiron
Address	1000 Brickell Plaza, Miami, Florida 33131
Unit #	3006
Year Built	2020
Bedrooms	1
Bathrooms	1.5
Square Footage	898
Building Amenities	• 64th Story Sky Club and Spa • Rooftop fitness center • Movie Theater • Clubroom & Lounge • Billiards Room • Children’s Playroom and Pool

Neighborhood Overview

Brickell, also known as Miami's business district, is home to a large number of international banks such as HSBC, Espirito Santo Bank, and Banco Santander among other Fortune 500 companies. Brickell is considered to be one of South Florida’s most prestigious neighborhoods and is a favored place to live for young professionals.

Property Acquisition

On May 29, 2020, the Series #Flatiron Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Flatiron Property on behalf of Series #Flatiron for a purchase price of $465,000. Upon entering into the purchase and sale agreement, our Manager made a $23,250 deposit into an escrow account held by Nu World Title, LLC. A closing under the purchase & sale agreement was scheduled to take place on or before July 31, 2020, however we exercised an option within the purchase & sale agreement to extend the closing date until August 31, 2020 in exchange for a $5,000 extension fee.

The closing under the Series #Flatiron purchase & sale agreement took place on August 31, 2020 (the “Series #Flatiron Property Closing Date”).

Acquisition Financing

Upon the closing of the acquisition of the Series #Flatiron Property, we received financing from the seller of the Series #Flatiron Property in an amount of $175,000 which was used to acquire the Series #Flatiron Property (the “Seller Financing”). The Seller Financing has a term of 12 months and includes a 2% origination fee and a 6% annual interest rate. The terms of the Seller Financing do not include any pre-payment penalty. The Manager will pay all costs associated with the Seller Financing including the origination fee and interest expense.

Property Manager

The Manager is currently providing property management services to Series #Flatiron at no charge. The Manager may in the future appoint a property manager to manage the Series #Flatiron Property on a discretionary basis and will enter into a property management agreement with the property manager.  Pursuant to the expected terms of a property management agreement, Series #Flatiron would pay the property manager an annual fee for managing the Series #Flatiron Property.

Property Operations and Hold Period

On September 9, 2020, we entered into a lease for the Series #Flatiron Property, subject to background and credit checks of the prospective tenant, which were completed successfully. The lease commenced on October 1, 2020 and expires on September 30, 2021. The monthly rent is $2,850. Operating expenses, which include real estate taxes, condominium association fees, property insurance and repairs and maintenance costs, are estimated to be in the range of $1,700-$1,900 per month. These estimates are based on the Manager’s due diligence.

We intend to hold the Series #Flatiron Property for 3-5 years following our acquisition, during which time we will operate the Series #Flatiron Property as a rental property. During this period, we intend to distribute any Free Cash Flow to Series #Flatiron interest holders. The determination as to when the Series #Flatiron Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Series #Flatiron Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Series #Flatiron Property earlier than 3 years or to hold the Series #Flatiron Property for more than 5 years.

DESCRIPTION OF SERIES #ILLUME

Series #Illume has been established to allow investors who acquire Series #Illume interests in this series offering to own an interest in Unit #302 in the Illume condominium, located at 920 South Street, Nashville, Tennessee (the “Series #Illume Property”). The Series #Illume Property is owned by Compound Illume 302, LLC (the “Series #Illume Property Subsidiary”), a Delaware limited liability company and a wholly owned subsidiary of Series #Illume.

Property Summary

The Illume is a 77-unit boutique residential condominium located in the Gulch View neighborhood of Nashville. Organized as a multi-sensory urban escape, Illume's lushly landscaped courtyard, custom pool and fitness center invite residents to connect with the outdoors and all that Nashville has to offer. Designed by celebrated and local Nashville architect, The Bradley Projects, Illume was designed based on clean lines, airy interiors with abundant natural light and carefully curated finishes - the design references Gulch View's current emergence.

Property Name	Illume
Address	902 South Street, Nashville, TN 37203
Unit #	302
Year Built	2019
Bedrooms	1
Bathrooms	1
Square Footage	772
Building Amenities	• Landscaped Courtyard • Custom designed pool • Fitness Center • Indoor Parking Garage • Resident Lounge • Dog Walk

Neighborhood Overview

Drawing from Nashville’s rich The Gulch neighborhood – Gulch View is set atop Nashville. Gulch View is among Nashville’s most sought after areas – Just minutes to the city’s integral music culture, boutiques, nightlife hot spots, and modern hotels. Illume’s central position places it within close proximity to other popular downtown neighborhoods such as The Gulch, Music Row and Edgehill Village.

Purchase & Sale Agreement

On May 30, 2020, the Series #Illume Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Illume Property on behalf of Series #Illume for a purchase price of $411,000. Upon entering into the purchase and sale agreement, our Manager made a $20,500 deposit into an escrow account held by Centennial Title Company, Inc.

Under the terms of the purchase and sale agreement, the seller provided us with a $5,000 closing credit towards the payment of closing costs and a $23,500 closing credit towards the cost to furnish the Series #Illume Property.

The closing for the Series #Illume Property under the Series #Illume purchase & sale agreement took place on August 31, 2020 (the “Series #Illume Property Closing Date”).

 Illume Acquisition Loan

On August 31, 2020, Series #Illume completed the purchase of the series #Illume Property using borrowed funds from our Manager in the amount of $113,250 (the “Illume Acquisition Loan”). We issued a promissory note to our Manager in the amount of $133,800, which amount included the deposits to the seller of $20,500 that were made by our Manager and $113,250 that was required to complete the acquisition of the Series #Illume Property. The Illume Acquisition Loan has a maturity date of 18 months from the Series #Illume Property Closing Date and does not bear any interest. In the event that the Illume Acquisition Loan is not repaid in full prior to its maturity date, any outstanding balance under the Illume Acquisition Loan will be converted into Series #Illume interests on the same terms as provided to investors in the most recent offering.

Vacation Rental Program & Property Management

Illume was developed within a special zoning district and the condominium was organized to allow for short-term rentals. We have entered into a vacation rental owner agreement (the “Owner Agreement”) with Turnkey Vacation Rentals, Inc. (“Turnkey”), a premium service for branded hospitality services for private accommodations. Turnkey, established in 2012, manages more than 4,800 upscale vacation properties throughout the U.S. Under the terms of the Owner Agreement, Turnkey will provide vacation rental management services in exchange for a variable rate fee.

Property Operations and Hold Period

Following the Series #Illume Property Closing Date, we intend to operate the Series #Illume Property as a vacation rental unit in partnership with Turnkey. The estimated revenue for the Series #Illume Property is expected to average $2,400-$3,000 per month. Operating expenses, which include Turnkey’s management fee, real estate taxes, condominium association fees, property insurance and repairs and maintenance costs, are estimated to average $1,000-$1,500 per month. These estimates are based on projections that Turnkey has provided for one-bedroom units at Illume. As of September 30, 2020, the Series #Illume Property has not yet had any vacation rentals.

We intend to hold the Series #Illume Property for 3-5 years during which time we intend to operate the Series #Illume Property as a vacation rental property. During this period, we intend to distribute any Free Cash Flow to interest holders. The determination as to when the series #Illume Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Series #Illume Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Series #Illume Property earlier than 3 years or to hold the Series #Illume Property for more than 5 years.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, latest results discussed below are as of December 31, 2020.

Overview

Since its formation in September 2019, the Company has been engaged primarily in acquiring properties for its series, and developing the financial, offering and other materials to begin fundraising.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Operating results for each of the Series during the fiscal year 2020 were as follows:

	#Reach	#44 East	#Flatiron	#Illume
Revenues	$21,850	$0	$8,003	$100
Operating Expenses	($42,323)	($352)	($12,882)	($18,784)
Interest Expense	-	-	($3,500)	-
Net Income (Loss)	($20,473)	($352)	($8,379)	($18,684)

Liquidity and Capital Resources

As of December 31, 2020, Series #Reach had $3,894 cash on hand, Series #44 East had $176,192 cash on hand, Series #Flatiron had $9,548 cash on hand and Series #Illume had $38,270 cash on hand.

Previous Offerings of Securities

Between January 1, 2020 and December 31, 2020, we completed the following securities offerings:

Series #Reach:  We sold 19,644 Series #Reach interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $93,502. We sold an additional 66,468 Series #Reach interests in a private placement offering under Regulation D, Rule 506(b) under Section 4(a)(2) of the Securities Act, receiving gross proceeds of $319,046. We also sold 10,140 Series #Reach Interests for gross proceeds of $48,672 offered under Regulation A+.

Series #44 East: We sold 29,920 Series #44 East interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $192,984.

Series #Flatiron: We sold 54,539 Series #Flatiron interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $290,147. In addition, we sold an additional 3,000 Series #Flatiron interests in a private placement offering under Regulation D, Rule 506(b) under Section 4(a)(2) of the Securities Act, receiving gross proceeds of $14,850.

Series #Illume: We sold 69,675 Series #Illume interests under the Regulation CF exemption from registration provided by Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $322.595. In addition, we sold an additional 4,000 Series #Illume interests in a private placement offering under Regulation D, 506(b) under the Securities Act, receiving gross proceeds of $17,200.

Plan of Operations

We intend to operate each of the series properties as rental units and, following the closing of each property, list the unit for rent with a local leasing broker or specialty leasing agent. We intend to hold each property for 3-5 years during which time, we will operate the property as a rental income property. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our series properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The Manager may determine that it is in the best interests of members to sell a property earlier than 3 years or to hold a property for more than 5 years.

Item 3. Directors and Officers

General

The Manager of the Company is Compound Asset Management, LLC, a Delaware limited liability company, and wholly-owned subsidiary of Republic Real Estate.

All of our executive officers are employees of the Manager or its affiliates. The executive offices of the Manager are located at 335 Madison Avenue, 16th Floor New York, NY 10017.

Executive Officers

The following table sets forth certain information with respect to each of the executive officers of the Manager:

Executive Officer	Age	Position held with our Company	Position held with the Manager
Janine Yorio	43	Chief Executive Officer	Chief Executive Officer
Jesse Stein	42	Chief Operating Officer	Chief Operating Officer and Principal Financial and Accounting Officer

Biographical Information

Set forth below is biographical information of our executive officers.

Janine Yorio has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as CEO of our Company since its inception. Previously, Mrs. Yorio served as the Chief Executive Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mrs. Yorio was previously the Chief Executive Officer of Stayawhile, Inc. a short-term rental company that she founded in October 2016. Prior to founding Stayawhile, she worked as co-founder of Roam Co-Living from July 2015 to April 2016. From February 2009 to July 2015, she was founder and CEO of NewSeed Advisors, a boutique investment banking firm for the farmland and sustainable agriculture industries which was sold to a publicly-traded company. Prior to that, she worked as Senior Vice President of Acquisitions & Development at Andre Balazs Properties (owner/manager of the Standard Hotels, Chateau Marmont, Sunset Beach and Mercer Hotel), and prior to that she was managing director of NorthStar Capital, where she managed a diversified portfolio of structured real estate investments, including the initial public offerings for three REITs and for Morgans Hotel Group.  She began her career in investment banking at Salomon Brothers Inc. Mrs. Yorio graduated from Yale University.

Jesse Stein has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as Chief Operating Officer and Principal and Financial Accounting Officer of our Company since its inception. Previously, Mr. Stein served as the Chief Operating Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, or United Realty Partners, a privately held real estate investment and advisory firm, from September 2011 through June 2013.  Prior to joining United Realty Partners, Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm that specializes in equity and debt placement, capital structuring, and principal investment activity.  Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. Mr. Stein graduated from Cornell University and received a Master’s Degree in Real Estate Investment from New York University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Neither the Company nor the Manager has any employees. All of the officers of the Company and the Manager are employees of Republic Real Estate.

Item 4. Security Ownership of Management and Certain Securityholders

The Company is managed by Compound Asset Management, LLC, the Manager. The Manager currently does not own, and at the closing of any series offering is not expected to own, any of the interests offered herein.

The Manager or an affiliate of the Manager may purchase interests in a series of the Company on the same terms as offered to investors. Additionally, the Manager may acquire interests in a series of the Company in the event that an acquisition loan, if outstanding, is not repaid prior to its maturity date, at which point, the outstanding balance of such acquisition loan will be converted into series interests under the same terms as in the applicable series offering.

Item 5. Interest of Management and Others in Certain Transactions

Open Deal Portal, LLC, an affiliate of Open Deal, Inc,, the parent company of our Manager, received (a) $11,579 and 598 Series #44 East Interests for services provided to us in connection with the Regulation Crowdfunding offering for Series #44 East Interests, (b) $17,409 and 1,091 Series #Flatiron Interests for services provided to us in connection with the Regulation Crowdfunding offering for Series #44 Flatiron Interests, and (c) $19,356 and 1,394 Series Flatiron for services provided to us in connection with the Regulation Crowdfunding offering for Series #44 Illume Interests.

Other than the transactions described above, there have not been any transactions since our formation in September 2019, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Executive Officers”).

Item 6.	Other Information

None.

Item 7.	Financial Statements

COMPOUND PROJECTS, LLC

A DELAWARE LIMITED LIABILITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORTS

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

COMPOUND PROJECTS, LLC

To the Members of

Compound Projects LLC

New York, New York

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Compound Projects LLC (the “Company”) in total and for each of its listed series which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in members’ equity/(deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and for each of its listed series as of December 31, 2020, and the results of its consolidated operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the consolidated financial statements, the Company has not generated substantial revenues, has incurred net losses since its inception, and is financially dependent upon its manager. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 30, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

To the Managing Member

Compound Projects, LLC

New York, NY

INDEPENDENT AUDITOR’S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Compound Projects, LLC (the “Company”), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the period from September 23, 2019 (inception) to December 31, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compound Projects, LLC as of December 31, 2019, and the results of its consolidated operations and cash flows for the period from September 23, 2019 (inception) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the consolidated financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

June 5, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

COMPOUND PROJECTS, LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020							December 31, 2019.
(US$)	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Series #Waller	Unallocated	Total Consolidated- Compound Projects, LLC	Compound Projects, LLC
Assets:
Investment Properties, at cost	$449,078	$—	$471,786	$405,071	$—	$—	$1,325,935	$—
Less-accumulated depreciation	(15,435)	—	(5,687)	(11,297)	—	—	(32,419)	—
Investment properties, at cost, net	433,643	—	466,099	393,774	—	—	1,293,516	—
Cash	3,894	176,192	9,547	38,270	15,000	—	242,903	—
Deferred offering costs	—	—	—	—	—	63,290	63,290	21,087
Deposits for real estate acquisitions	—	85,617	—	—	18,000	—	103,617	44,500
Total Assets	$437,537	$261,809	$475,646	$432,044	$33,000	$63,290	$1,703,326	$65,587

Liabilities and members’ equity
Liabilities:
Mortgage loans, net	$—	$—	$175,000	$—	$—	$—	$175,000	$0
Accounts payable and accrued expenses	—	—	—	3,905	—	—	3,905	—
Security deposits & pre-paid rent	5,500	—	2,885	—	15,000	—	23,385	—
Due to related party	8,584	84,616	21,152	133,180	18,000	63,290	328,822	65,587
Total Liabilities	14,084	84,616	199,037	137,085	33,000	63,290	531,112	65,587

Members’ equity
Membership contributions	446,387	177,545	281,488	313,643	—	—	1,219,063	—
Capital contributions	—	—	3,500	—	—	—	3,500	—
Retained earnings/ (accumulated deficit)	(22,934)	(352)	(8,379)	(18,684)	—	—	(50,349)	—
Total members’ equity	423,453	177,193	276,609	294,959	—	—	1,172,214	—
Total liabilities and members’ equity	$437,537	$261,809	$475,646	$432,044	$33,000	$63,290	$1,703,326	$65,587

See Independent Auditor’s Reports and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

	Twelve Months Ended December 31, 2020
	Series # Reach	Series #44 East	Series #Flatiron	Series #Illume	Series #Waller	Total Consolidated- Compound Projects, LLC
Revenues	$21,850	$—	$8,003	$100	$—	$29,953
Operating expenses
Property and maintenance	(11,054)	—	(2,619)	(2,497)	—	(16,170)
Real estate taxes and insurance	(10,607)	—	(599)	(4,318)	—	(15,524)
Property management and leasing	(4,000)	—	(2,855)	—	—	(6,855)
General and administrative	(1,227)	(352)	(1,122)	(672)	—	(3,373)
Depreciation	(15,435)	—	(5,687)	(11,297)	—	(32,420)
Total operating expense	(42,323)	(352)	(12,882)	(18,784)	—	(74,342)
Loss from operations	(20,473)	(352)	(4,879)	(18,684)	—	(44,388)
Interest Expense	—	—	(3,500)	—	—	(3,500)
Net loss	$(20,473)	$(352)	$(8,379)	$(18,684)	$—	$(47,888)

Basic and diluted (Net loss) per membership interest	$(0.21)	$(0.01)	$(0.14)	$(0.25)	$—
Weighted average membership interests	96,072	29,920	58,578	75,068	—

See Independent Auditor’s Reports and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

	Twelve Months Ended December 31, 2020 and 2019
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Series #Waller	Total Consolidated- Compound Projects, LLC
Balance at September 23, 2019 (inception)	$—	$—	$—	$—	$—	$—
Net income/(loss)	—	—	—	—	—	—
Balance at December 31, 2019	—	—	—	—	—	—
Member Contributions	461,221	192,984	304,997	339,795	—	1,298,997
Capital Contributions	—	—	3,500	—	—	3,500
Offering costs	(14,834)	(15,439)	(23,509)	(26,152)	—	(79,934)
Distributions to members	(2,461)	—	—	—	—	(2,461)
Net Loss	(20,473)	(352)	(8,379)	(18,684)	—	(47,888)
Balance at December 31, 2020	$423,453	$177,193	$276,609	$294,959	$—	$1,172,214

See Independent Auditor’s Reports and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

	Twelve Months Ended December 31, 2020							December 31, 2019
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Series #Waller	Unallocated	Total Consolidated- Compound Projects, LLC	Total Consolidated -Compound Projects, LLC
Cash Flows from Operating Activities
Net Loss	$(20,473)	$(352)	$(8,379)	$(18,684)	$—	$—	$(47,888)	$—
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
Depreciation	15,435	—	5,687	11,297	—	—	32,420	—
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	—	—	—	3,905	—	—	3,905	—
Security deposit & pre-paid rent, net	5,500	—	2,885	—	15,000	—	23,385	—
Net Cash Provided By/(Used In) Operating Activities	462	(352)	193	(3,482)	15,000	—	11,821	—

Cash Flows From Financing Activities
Membership contributions, net of offering costs	455,987	177,545	281,488	313,643	—	(51,803)	1,176,860	(21,087)
Capital contributions	—	—	3,500	—	—	—	3,500	—
Proceeds from mortgage financings	—	—	175,000	—	—	—	175,000	—
Distributions to members	(2,461)	—	—	—	—	—	(2,461)	—
Funds provided by (repaid to) Manager, net	(45,516)	84,616	21,152	133,180	18,000	51,803	263,235	65,587
Net Cash Provided By Financing Activities	408,010	262,161	481,140	446,823	18,000	—	1,616,134	44,500

Cash Flow From Investing Activities
Real estate acquisitions	(404,578)	—	(471,786)	(405,071)	—	—	(1,281,435)	—
Deposits on real estate acquisitions	—	(85,617)	—	—	(18,000)	—	(103,617)	(44,500)
Net Cash Provided by Investing Activities	(404,578)	(85,617)	(471,786)	(405,071)	(18,000)	—	(1,385,051)	(44,500)

Net Change In Cash	3,894	176,192	9,547	38,270	15,000	—	242,903	—

Cash at Beginning of Period	—	—	—	—	—	—	—	—
Cash at End of Period	$3,894	$176,192	$9,547	$38,270	$15,000	$—	$242,903	$—

Supplemental Disclosure for Cash Flow Information
Cash paid for interest expense	$—	$—	$—	$—	$—	$—	$—	$—

See Independent Auditor’s Reports and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.	ORGANIZATION

Compound Projects, LLC (the “Company”) is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary (each, a “Property Subsidiary”) owned by a separate series of limited liability company interests, or “Series”, that we establish.  As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s first amended and restated limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel.

The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is majority owned by OpenDeal Inc., dba Republic (“Republic”). While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

The Manager is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

The Manager will not receive any fees for services it provides to any of our series. Pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Property Acquisitions

On January 21, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of Series #Reach, acquired unit #1805 at Brickell Reach City Centre, a residential condominium located at 68 SE 6th Street, Miami, Florida (the “Series #Reach Property”) for $445,000.

On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #3006 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000.

On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000.

On January 7, 2020, Compound 44 East, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750. As of December 31, 2020, Compound 44 East had not yet acquired the Series #44 East Property.

On October 17, 2020, Compound Waller, LLC, a wholly owned subsidiary of Series #Waller, entered into a purchase and sale agreement to acquire 46 Waller Street, Austin, TX (the “Series #Waller Property”) for $1,800,000. As of December 31, 2020, Compound Waller, LLC had not yet acquired the Series #Waller Property. On February 18, 2021, we terminated our purchase and sale agreement for the Series #Waller Property.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as each of the following Series that were formed and operating as of December 31, 2020.

Series Name	Property Subsidiary	Series Inception Date	Property Acquisition Date
Series #Reach	Compound Reach 1805, LLC	October 16, 2019	January 21, 2020
Series #44 East	Compound 44 East, LLC	January 13, 2020	*
Series #Flatiron	Compound Flatiron 3006, LLC	May 29, 2020	August 31, 2020
Series #Illume	Compound Illume 302, LLC	May 29, 2020	August 31,2020
Series #Waller	Compound Waller, LLC	October 8, 2020	**

* The Series #44 East Property is currently under contract.

** The purchase and sale agreement to acquire the Series #Waller Property was terminated on February 18, 2021

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.  All leases through December 31, 2020 expire in 2021.

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of December 31, 2020, our Manager has incurred $143,224 of offering expenses of behalf of our Company, which has been allocated to the Series as follows:

Series	Gross Offering Proceeds	Offering Expenses [1]
Series #Reach	$461,221	$14,834
Series #44 East	$192,984	$15,439
Series #Flatiron	$304,997	$23,509
Series #Illume	$339,795	$26,152
Series #Waller	$0	$0
Total Consolidated	$1,298,997	$79,934

 (1) Offering Expenses do not include service fees or commissions paid to FINRA registered broker dealers or funding portals.

As of December 31, 2020, the Manager has incurred $63,290 of offering expenses that have not been allocated to a Series and are held on the balance sheet as deferred offering costs. These offering expenses may be allocated to future series, subject to the 2% of gross offering proceeds limit.

Real Estate and Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation of properties and other improvements is computed using the straight-line method over the estimated remaining useful lives of the assets, which generally range from 11 to 40 years for buildings and 1 to 3 years for furniture, fixtures, and equipment.  If the Company determines that impairment has occurred, the affected assets are reduced to their fair value.  Property improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that improve or extend the useful life of the assets are capitalized.

The following table sets forth the net carrying amounts associated with each of the Series’ properties that were owned as of December 31, 2020 and the amount that each Series recognized as a depreciation expense for the period between a Property’s acquisition and December 31, 2020:

Series	Building & Improvements	Furniture, Fixtures & Equipment	Total Gross Investment	Depreciation Expense	Investments in Properties, Net
Series #Reach	$449,078	$0	$449,078	$15,435	$433,643
Series #Flatiron	$471,786	$0	$471,786	$5,687	$466,099
Series #Illume	$384,992	$20,079	$405,071	$11,297	$393,774
Total Consolidated	$1,305,856	$20,079	$1,325,935	$32,420	$1,293,516

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of December 31, 2020 and 2019.

Income Taxes

Each of the Series has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2020, and it intends to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on its ability to meet the various requirements imposed by the Internal Revenue Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If a Series qualifies for taxation as a REIT, it will generally not be subject to United States federal corporate income tax on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if a Series qualifies as a REIT, it may be subject to United States federal income and excise taxes in various situations, such as on undistributed income. The state and local tax laws may not conform to the United States federal income tax treatment, and a Series may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. Any taxes imposed on us may reduce the operating cash flow and net income of a particular Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Earnings loss per Membership Interest:

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) / income per membership Interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period.

Mortgage Loans

Upon acquiring the Series #Flatiron Property in August 2020, we entered into a mortgage agreement with the Seller of the Series #Flatiron Property. The mortgage has a principal balance of $175,000 with a 6% annual interest rate. The $875 monthly interest payments are being made by our Manager on our behalf, which are not reimbursable and therefore have been recorded as capital contributions. Interest expense for the year ended December 31, 2020 was $3,500. As of December 31, 2020, the outstanding principal balance of the loan was $175,000 and is secured by the Series #Flatiron Property which is carried at a net book value of $466,099 as of December 31, 2020. The loan matures August 1, 2021, at which time all outstanding principal and interest comes due.

Members’ Equity

Members’ equity for the Company and any Series consists of Membership Contributions, capital contributions from our manager, distributions to members and the Net Income / (Loss) for the period.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel.

The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is majority owned by OpenDeal Inc., dba Republic (“Republic”). While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

As of December 31, 2020, the following Offerings for Series Interests had closed:

Series	Series Interests Sold	Gross Offering Proceeds
Series #Reach	96,072	$461,221
Series #44 East	29,920	$192,984
Series #Flatiron	58,578	$304,997
Series #Illume	75,068	$339,795

4.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated substantial revenues, has incurred net losses since its inception, and is financially dependent upon its manager. The Company’s ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5.        RELATED PARTY TRANSACTIONS

The Company paid Open Deal Portal, LLC, a related party, a total of $53,954 in portal fees during the year ended December 31, 2020.

On October 21, 2019, the Manager entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. On November 6, 2019, the Manager assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. In order to complete the acquisition of the Series #Reach Property, the Series #Reach borrowed $449,078 from the Manager. This loan was fully repaid in 2020. No interest was charged on this loan.

On January 7, 2020, the Series #44 East Property Subsidiary entered into a purchase and sale agreement to acquire the Series #44 East Property on behalf of Series #44 East for a purchase price of $570,750. Upon entering into the purchase and sale agreement, our Manager made a $10,000 deposit into an escrow account held by Heritage Title Company of Austin (the “Heritage Escrow Account”), Inc. On January 18, 2020, April 15, 2020 and May 14, 2020 the Manager made additional deposits of $18,542, $25,000, and $20,000, respectively, into the Heritage Escrow Account. An additional deposit of $12,075 was required on June 15, 2020. In total, following the June 15, 2020 deposit, our Manager has made deposits totaling $85,612 (15% of the purchase price). In accordance with the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager at such time that the Series #44 East is sufficiently capitalized to complete the acquisition of the Series #44 East Property.

On May 29, 2020, the Series #Flatiron Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Flatiron Property on behalf of Series #Flatiron for a purchase price of $465,000, later revised to $470,000. Upon entering into the purchase and sale agreement, our Manager made a $23,250 deposit into an escrow account held by Nu World Title, LLC. In accordance with the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager.

On May 30, 2020, the Series #Illume Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Illume Property on behalf of Series #Illume for a purchase price of $411,000. Upon entering into the purchase and sale agreement, our Manager made a $20,550 deposit into an escrow account held by Centennial Title Company, Inc. In accordance with the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager. As part of the acquisition of the Series #Illume Property, we issued a promissory note to our Manager in the amount of $133,800, which amount included the deposits to the seller of $20,550 that were made by our Manager and $113,250 that was required to complete the acquisition of the Series #Illume Property. The Illume acquisition loan has a maturity date of 18 months from the Series #Illume Property closing date and does not bear any interest.

On October 17, 2020, Compound Waller, LLC, a wholly owned subsidiary of Series #Waller, entered into a purchase and sale agreement to acquire 46 Waller Street, Austin, TX (the “Series #Waller Property”) for $1,800,000. Our Manager provided us with $18,000 to make a deposit towards the purchase. This purchase and sale agreement was subsequently terminated and the deposit amount was repaid to our Manager.

Amounts Due to the Manager

Pursuant to the Company’s Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties (including any purchase and sale deposits) and in connection with third parties providing services to us. As of December 31, 2020 and 2019, the following amounts were due to be reimbursed to the Manager:

December 31, 2020
Series Name	Beginning Balance	Loan Repayment	Purchase Deposits & Acquisition Loans	Operating Expenses	Offering Expenses[1]	Total
Series #Reach	$54,100	$(458,778)	$404,678	$4,079	$4,505	$8,584
Series #44 East	—	—	85,617	352	(1,353)	84,616
Series #Flatiron	—	—	23,250	1,122	(3,220)	21,152
Series #Illume	—	—	133,800	922	(1,542)	133,180
Series #Waller	—	—	18,000	—	—	18,000
Unallocated	11,487	—	—	—	51,803	63,290
Total Consolidated	$65,587	$(458,778)	$665,345	$6,475	$50,193	$328,822

(1) Series may incur offering costs directly at the time of an offering that are above the 2% Manager reimbursement threshold

December 31, 2019
Series Name	Purchase Deposits & Acquisition Loans	Operating Expenses	Offering Expenses	Total
Series #Reach	$44,500	$0	$9,600	$54,100
Unallocated	$0	$0	$11,487	$11,487
Total Consolidated	$44,500	$0	$21,087	$65,587

6.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 30, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Series #Waller Termination

On February 18, 2021, we terminated our purchase and sale agreement for the Series #Waller Property. As part of this termination, the earnest money amounting to $18,000 was returned to our Manager and the Draper Start Up House Lease was terminated and the security deposit of $15,000 was returned.

Item 8 – Exhibit Index

No.	Exhibit Description

2.1	Certificate of Formation of Compound Projects, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A filed on December 19, 2019)

2.2	Amended and Restated Operating Agreement of Compound Projects, LLC (incorporated by reference to Exhibit 2.2 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

3.1	Form of Series Designation (incorporated by reference to Exhibit 3.1 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Form 1-A amendment filed on January 31, 2020)

6.1	Purchase and Sale Agreement dated October 20, 2019, between Harley and Nicole Hines and Compound Asset Management Inc. (incorporated by reference to Exhibit 6.1 to the Form 1-A filed on December 19, 2019)

6.2	Assignment of Purchase and Sale Agreement dated November 6, 2019, between Compound Asset Management Inc. and Series #Reach, a series of Compound Projects, LLC (incorporated by reference to Exhibit 6.3 to the Form 1-A filed on December 19, 2019)

6.3	Form of Promissory Note between Compound Projects, LLC Series #Reach and Compound Asset Management, LLC (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on January 13, 2020)

6.4	Purchase and Sale Agreement dated January 7 ,2020, between 44 East Avenue Development LLC and Compound 44 East, LLC (incorporated by reference to Exhibit 6.4 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.5	Purchase and Sale Agreement dated May 29,2020, between Howard Godofsky and Compound Flatiron 3006, LLC (incorporated by reference to Exhibit 6.5 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.6	Form of Promissory Note between Compound Projects, LLC Series #Illume and Compound Asset Management, LLC (incorporated by reference to Exhibit 6.6 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.7	Purchase and Sale Agreement dated May 30,2020, between Illume Nashville, LLC and Compound Illume 302, LLC (incorporated by reference to Exhibit 6.7 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.8	Vacation Rental Owner Agreement between Series #Illume and Turnkey Vacation Rentals, Inc. (incorporated by reference to Exhibit 6.8 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.9	Residential Lease, dated December 6, 2020, between Compound Reach, 1805 LLC and the tenant named therein. (incorporated by reference to Exhibit 6.9 to Post Qualification Amendment to the Form 1-A filed on December 21, 2020)

8.1	Form of Escrow Agreement, by and among Prime Trust LLC, and Compound Projects, LLC (incorporated by reference to Exhibit 8.1 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)
15a.1	Draft Offering Statement of Compound Projects, LLC dated October 7, 2019 as filed with the Commission on October 7, 2019 and related correspondence (incorporated by reference to Exhibit 15a.1 to the Form 1-A filed on December 19, 2019)

152.2	Draft Offering Statement of Compound Projects, LLC dated November 19, 2019 as filed with the Commission on November 19, 2019 and related correspondence (incorporated by reference to Exhibit 15a.2 to the Form 1-A filed on December 19, 2019)

15a.3	SEC Comment Response Letter dated November 15, 2019 to Draft Offering Statement on Form 1-A filed on October 7, 2019 (incorporated by reference to Exhibit 15a.3 to the Form 1-A filed on January 13, 2020)

15a.4	SEC Comment Response Letter dated December 18, 2019 to Amendment No. 1 to Draft Offering Statement on Form 1-A filed on November 19, 2019 (incorporated by reference to Exhibit 15a.4 to the Form 1-A filed on January 13, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2021.

COMPOUND PROJECTS, LLC
By:	Compound Asset Management, LLC, its managing member
By:	/s/ Janine Yorio
Name: Janine Yorio
Title: Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Janine Yorio		Chief Executive Officer of Compound Asset Management, LLC (principal executive officer) Chief Executive Officer and Director of Compound Projects, LLC	April 30, 2021
/s/ Janine Yorio

/s/ Jesse Stein		Principal Financial and Accounting Officer of Compound Asset Management, LLC Chief Operating Office, Principal Accounting Officer and Director of Compound Projects, LLC	April 30, 2021
Jesse Stein

Compound Asset Management, LLC		Managing Member	April 30, 2021

By:	/s/ Janine Yorio
Name:	Janine Yorio
Title:	Chief Executive Officer